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18007470

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67105

SEC Mail Processing Section
APR 16 2018
Washington DC
415

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MVP Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street, Suite 1450
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Perlstein (212) 962-2100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert H. Garick, CPA, LLC
(Name – *if individual, state last, first, middle name*)

19987 Villa Lante Place	Boca Raton	Florida	33433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DM RMS

OATH OR AFFIRMATION

I, Steven Perlstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MVP Financial, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

נוטריון * NOTARY * NOTAIRE *
חנוך גולדברג
CHANOCH GOLDBERG
Notary Public

see reverse side

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

אישור הצהרה מספר 25/2018

אני הח"מ חנוך גולדברג נוטריון ברעננה רח' הסדנא 13 מאשר כי ביום 08/04/2018 ניצב לפני במשרדי ברח' הסדנא 13 רעננה מר סטיבן פרלשטיין , שזהותו הוכחה לי על פי רשיון נהיגה מדינת ניו יורק ID 764 943 854 שנייתן ביום 03-02-12 ולאחר שנוכחתי שהוא יודע את שפת ההצהרה באנגלית וקרא בנוכחותי את ההצהרה שמעבר לדף, ואחרי שהזהרתיו כי עליו לומר את האמת וכי יהיה צפוי לעונשים הקבועים בחוק אם לא יעשה כן, ולאחר שבירר תי ונוכחתי שהבין את תוכן ההצהרה הנ"ל, אימת בפני את ההצהרה הנ"ל וחתם עליו. ולראיה באתי על החתום בחתימת ידי ובחותמי, היום 08/04/2018 שכר בסך 194 ₪ כולל מע"מ שולם

25/2018 Certification of Declaration

I the undersigned, Chanoch Goldberg notary at 13 Hasadna St. Raanana, Israel hereby certify that on April 8, 2018 there appeared before me at my office Mr. Steven R Perlstein whose identity was proved to me by New York State driver license ID 764 943 854 issued on 03-02-12 and being satisfied that he knows the language of the declaration - English, read in my presence the declaration overleaf, and after warning him that he must declare the truth and be subject to punishment by law to the contrary, and after inquiring and satisfying myself that the above named Mr. Steven R Perlstein understood the contents of the above mentioned declaration, he signed and duly confirmed the truth of the above mentioned declaration. In witness whereof I hereby set my signature and seal, today April 8, 2018. Fee of 194 NIS including VAT paid

Chanoch Goldberg, Notary חנוך גולדברג, נוטריון

נוטריון * NOTARY * NOTAIRE *
חנוך גולדברג
CHANOCH GOLDBERG

MVP FINANCIAL, LLC

FINANCIAL STATEMENTS

December 31, 2017

Robert H. Garick, CPA, LLC
ACCOUNTANTS / ADVISORS

19987 Villa Lante Place Boca Raton, FL 33434 • T: 561.504.9041 • F: 561.883.1724 • W: www.robertgarickcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of MVP Financial, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MVP Financial, LLC as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, except for the effects of the adjustments, if any, as might have been determined to be necessary had we been able to examine independent evidence regarding the valuation of the Company's wholly owned Special Purpose Entities ("SPE's), as described below, the financial statements present fairly, in all material respects, the financial position of MVP Financial, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We were unable to obtain independent third party valuation of the SPE's financial information that is disclosed in the footnotes to the financial statements.

Basis for Opinion

These financial statements are the responsibility of MVP Financial, LLC's management. Our responsibility is to express an opinion on MVP Financial, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MVP Financial, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Except as discussed above, we conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Required Supplementary information on pages 13 and 14 has been subjected to audit procedures performed in conjunction with the audit of MVP Financial, LLC's financial statements. The supplemental information is the responsibility of MVP Financial, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Required Supplementary information on pages 13 and 14 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Robert H. Garick, CPA, LLC

We have served as MVP Financial, LLC's auditor since 2014.

Boca Raton, Florida

April 11, 2018

MVP FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Cash	$ 5,174
TOTAL ASSETS	$ 5,174

LIABIILITES AND MEMBER'S EQUITY (DEFICIT)

LIABILITIES	
Accounts payable and accrued liabilities	$ 11,934
Subordinated loan payable	25,000
TOTAL LIABILITIES	36,934
COMMITEMENTS	
MEMBER'S EQUITY (DEFICIT)	(31,760)
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 5,174

See the Accompany Notes to Financial Statements

MVP FINANCIAL, LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2017

REVENUE		
Fee Income		$ 60,259
	TOTAL REVENUE	60,259
EXPENSES		
Advertising		646
Communications and data processing		5,731
Dues and Subscriptions		1,103
Interest Expense		3,000
Insurance		576
Rent and Office Expense		7,104
Professional Fees		35,529
Regulatory fees and expenses		3,702
Travel and entertainment		10,640
	TOTAL EXPENSES	68,031
	NET LOSS	$ (7.772)

See the Accompany Notes to Financial Statements

MVP FINANCIAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY (DEFICIT)

Year Ended December 31, 2017

	Total Member's Equity (Deficit)
Balance, January 1, 2017	$ (17,458)
Net Loss	(7,772)
Distributions	(6,530)
Balance, December 31, 2017	$ (31,760)

See the Accompany Notes to Financial Statements

MVP FINANCIAL, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITES	
Net Loss	$ (7,772)
Adjustment to reconcile net income (loss) to net cash flows from operating activities:	
Changes in operating assets and liabilities	
CRD	725
Accounts payable and accrued liabilities	(2,285)
NET CASH FLOWS FROM OPERATING ACTIVITIES	(9,332)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(6,530)
NET CASH FLOWS FROM FINANCING ACTIVITIES	(6,530)
NET DECREASE IN CASH	(15,862)
CASH AT BEGINNING OF YEAR	21,036
CASH AT END OF YEAR	$ 5,174
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for interest	$ 4,250

See the Accompany Notes to Financial Statements

MVP FINANCIAL, LLC
NOTES TO FINANCIAL STATEMENTS

(1) Nature of business and summary of significant accounting policies

Nature of business

MVP Financial, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware Corporation incorporated January 15, 2004.

The Company's financial statements do not include the Company's wholly owned entities, Hedge Beige LLC, Hedge Blue LLC, Hedge Red LLC, Hedge Green LLC, Hedge Gray LLC, and Hedge Silver LLC (the "SPEs). The SPE's are bankruptcy-remote, none of whose obligations are those of the Company. These SPE's do not meet the criteria for consolidation in the SEC Form X-17A-5 Part IIA (Focus Report) as their obligations or liabilities are not guaranteed, endorsed, or assumed directly or indirectly by the Company.

Liquidity

The Company has a negative working capital and members deficit of approximately $32,000 at December 31, 2017. The Company believes it has sufficient liquidity as a result of an improvement in operating activities to fund working capital needs through the beginning of 2019. There is no assurance that the Company can be successful in obtaining additional debt or equity financing beyond 2018 if operating activities should deteriorate. In the event that the Company can't meet its operating requirements, future operations may need to be scaled back or discontinued.

Summary of significant accounting policies

Revenue Recognition - Fees from financial advisory assignments are recognized in earnings when the services related to the underlying transactions are earned under the terms of the assignment. Expenses associated with such transactions are recognized as they are incurred.

Proprietary securities transactions, if any, in regular-way trades are recorded on the trade date, as if they had settled.

Nature of business and summary of significant accounting policies (continued)

Commodities transactions entered into for the account and risk of the Company, if any, are recorded on a trade date basis. Customers' securities transactions, if any, are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Management Fees – The Company receives management fees from clients of the SPE's for reporting and compliance services rendered with regard to the hedge transactions. Fees are recognized as earned. Income from the SPE's was approximately $60,000 in 2017.

Income taxes - The Company and each of the wholly owned subsidiaries are single member limited liability companies and are treated as disregarded entities for income tax purposes. Earnings are included in the member's personal income tax returns and taxed depending on his personal tax situation. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company believes it has appropriate support for any tax positions taken, and as such, does not have any uncertain tax positions that are material to the financial statements. Management believes its tax returns are no longer subject to taxing authority examinations for years prior to 2014.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates and the differences could be material.

Cash and cash equivalents - The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company did not have any cash equivalents at December 31, 2017.

Fair value of financial instruments - FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell an asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ACS 820, are used to measure fair value.

Nature of business and summary of significant accounting policies (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities that the company has the ability to access.

Level 2 Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

(2) Unconsolidated Entities

The Company maintains a 100% ownership interest in six SPE's which were established to hedge the Company's risk in six different interest rate transactions each involving a series of leveraged forward contracts entered into with various clients. These SPE"s allow the Company to meet its obligations to its clients under the agreements, earn fees, and earn a possible significant settlement advantage should interest rates rise high enough to produce significant credit spreads among bond issuers.

(2) Unconsolidated Entities (continued)

These SPEs are maintained by the Company to achieve certain risk-management and profit based objectives. The client makes a down payment and signs a note payable to the Company for the balance of the purchase price of a financial product which provides for minimum bond deliveries at stated intervals along with a bonus of additional bonds based upon a stated notational amount should interest rates ever exceed a specified rate on enumerated measurement dates. The down payments are primarily used by the SPEs to purchase interest rate caps and/or swaptions whose proceeds are dedicated and equal to the amount of any bond delivery bonus. The fair value of the note receivable and the interest rate caps or swaptions are worth at least the obligation under the forward contract and call options. A swaption is an option on an interest-rate swap that gives the client the right to enter into a specified interest-rate swap at a certain time in the future. When used as a hedge, a swaption can protect the client's liability exposure against future interest-rate changes.

As of December 31, 2017, the fair value of the notes receivable and swaptions totaled approximately $1 billion and the fair value of the financial product liability was approximately $1 billion, commensurately. During 2017, the interest-rate caps owned by the SPE rose in value $246,791, and the SPEs' net obligations to their clients rose by the same amount. Accordingly, the SPEs had no significant net change.

Fair value measurements

A description of the valuation techniques applied to the SPEs major categories of assets and liabilities measured at fair value on a recurring basis follows:

Interest rate caps and/or swaptions are generally traded over-the-counter. The Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices or market price quotations from financial institutions. These valuations are based on a market approach. These quotes generally represent indicative levels at which a party may be willing to enter into a transaction.

Fair value of notes receivable is estimated using a discounted cash flow model. Notes receivable are differentiated based on their individual portfolio characteristics, such as product classification, loan category, pricing features and remaining maturity. Assumptions for expected losses, prepayments and discount rates are adjusted to reflect

(2) Unconsolidated Entities (continued)

the individual characteristics of the notes receivable, such as credit risk, coupon, term, and payment characteristics, as well as the secondary market conditions for these types of notes. There was limited or no observable market data for the note receivable portfolios, which indicates that the market for these types of notes is considered to be inactive. Given the limited market data, these fair value measurements cannot be determined with precision and changes in the underlying assumptions used, including discount rates, could significantly affect the results of current or future fair value estimates. In addition, the amount that would be realized in a forced liquidation, an actual sale or immediate settlement could be significantly lower than both the carrying value and the estimated fair value of the SPEs' portfolio

A discounted cash flow method is generally used to value performing credit-oriented investments. The fair value of the SPEs' financial product liabilities is a level 3 valuation that is estimated based on a discounted future cash-flow calculation using discount factors derived from current observable rates implied for other similar instruments with similar remaining maturities.

The following table summarizes the composition and fair value hierarchy of the SPEs financial assets and liabilities as of December 31, 2017:

	$	
Asset		
Caps owed by Bank to SPE	+708,466	level 2 asset
Additional bond deliveries owed by SPEs to clients	−708,466	level 3 liability
Minimum bond deliveries, net of strike price, owned by SPEs to clients	−1,054,699,157	level 3 liability
Loan owed by clients to SPE	+1,054,699,157	level 3 asset
Total	0	

There were no significant transfers between Level 2 and Level 3 within the fair value hierarchy for the year ended December 31, 2017.

(3) Subordinated loan agreement

During June 2009, the Company entered into a $50,000 subordinated loan agreement with a related party individual. The loan accrues interest at 12% per annum, with no specified repayment terms and is due on demand. As of December 31, 2017, total outstanding principal and accrued interest (included in accounts payable and accrued liabilities on the accompanying Statement of Financial Condition) was $25,000 and

(3) Subordinated loan agreement (continued)

$1,750, respectively. Interest expense incurred on this loan totaled $3,000 for the year ended December 31, 2017.

(4) Concentrations of credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company at times has cash in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits ($250,000) and cash and investments in securities in excess of Securities Investor Protection Corporation ("SIPC") insurance limits. SIPC provides $500,000 of primary net equity protection, including $250,000 for claims for cash. The Company places its temporary cash investments with larger financial institutions. The Company at times has cash in various accounts in excess of SIPC cash insurance limit. The Company has not experienced any losses in such accounts, and believes they are not exposed to any significant credit risk on its cash and investment balances. Cash and securities, if any, held by these financial institutions did not exceed FDIC or SIPC limits at December 31, 2017.

(5) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had a net capital deficit of $(31,760), which was $36,760 below its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was -1.163 to 1.

(6) Net capital requirements (continued)

The Company was not constantly in compliance with its net capital requirement during the year ended December 31, 2017.

As a result of the net capital deficiency, FINRA may impose certain fines and penalties on the Company. As of the date these financial statements were available to be issued, the likelihood and amount of these fines and penalties is undeterminable.

(7) Subsequent events

The Company has evaluated subsequent events through April 11, 2018 the date which the financial statements were available to be issued.

MVP FINANCIAL, LLC

COMPUTATION OF AGGREGATE INDEBETDNESS AND NET CAPITAL UNDER RULE 15c3-1

December 31, 2017

AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	11,934
Subordinated loan payable		25,000
Total aggregate indebtedness	$	36,934
NET CAPITAL		
Total stockholder's capital (deficit) from the statement of financial condition	$	(31,760)
Additions:		
Liabilities subordinated to claims of general creditors		-
Deductions:		
Nonallowable assets		
Prepaid expenses		-
TOTAL NONALLOWABLE ASSETS		-
Net capital (deficit) before haircuts on securities positions		(31,760)
HAIRCUTS ON SECURITIES POSITIONS:		
Contractual securities commitments		-
Other		-
		-
NET CAPITAL (DEFICIT)	$	(31,760)
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum required net capital	$	5,000
Deficiency of net capital	$	(36,760)
Net capital (deficit) less greater of 10% of aggregate indebtedness or 120% of minimum required net capital (deficit)	$	(37,760)
Ratio of aggregate indebtedness to net capital (deficit)		-1.163:1

STATEMENT PURSUANT TO RULE 17A-5(d)(4)

December 31, 2017

Reconciliation with Company's amended computation (included in Part II of Form X-17A-5 as of December 31, 2017.

Net loss, as reported in the Company's Part II (unaudited) FOCUS Report	$(4,169)
Adjustments to audited statements	(3,603)
Net income per audit	$(7,772)

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the year ended December 31, 2017, there were no changes to liabilities subordinated to claims of general creditors.

STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15c3-3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based upon Paragraph (k)(2)(ii) of the Rule.

Robert H. Garick, CPA, LLC
ACCOUNTANTS / ADVISORS

19987 Villa Lante Place Boca Raton, FL 33434 • T: 561.504.9041 • F: 561.883.1724 • W: www.robertgarickcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of MVP Financial, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 Reserve Requirement, in which (1) MVP Financial, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which MVP Financial, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) MPV Financial, LLC stated that MPV Financial, LLC met the identified exemption provision throughout the most recent fiscal year without exception MPV Financial, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MVP Financial, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Robert H. Garick, CPA, LLC

Boca Raton, Florida

April 11, 2018

MVP FINANCIAL, LLC

Exemption Report

MVP Financial, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3(k)(2):

I. Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(2) The Company had no obligation under 17 C.F.R. § 240.15c3-3 throughout the year ended December 31, 2017 without exception.

MVP FINANCIAL, LLC

I, Steven R. Perlstein swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: ______________________ Date: 04/11/2018

Title: CEO

Robert H. Garick, CPA, LLC
ACCOUNTANTS / ADVISORS

19987 Villa Lante Place Boca Raton, FL 33434 • T: 561.504.9041 • F: 561.883.1724 • W: www.robertgarickcpa.com

April 11, 2018

To the Management of MVP Financial, LLC
and Steven Perlstein

In planning and performing our audit of the consolidated financial statements of MVP Financial, LLC as of and for the year ended December 31, 2017, we considered the company's internal control in order to determine auditing procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be significant deficiencies or material weaknesses under standards of the Public Company Accounting Oversight Board (PCAOB). A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

We noted the following deficiencies that we believe to be material weaknesses.

The Company's books and records have not been maintained on a contemporaneous basis. Additionally, the reporting of items on the FOCUS reports have not been designated in a consistent manner. This has resulted in interim reporting on the FOCUS reports to be incorrect and the possibility that non-allowable assets would not be detected. The Company has been in default of its minimum capital requirements at numerous times during the year.

The Company's internal control over financial reporting has not functioned as designed, resulting in errors in interim filings with FINRA.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

We noted the following deficiencies that we believe to be significant deficiencies.

The Company has not updated its WSP's (Written Supervisory Procedures) or its AML (Anti-Money Laundering) policies and procedures manual to reflect the current requirements of FINRA and new regulations. The WSP's and AML should be updated as the rules and regulations change, at least quarterly, to assure compliance.

This letter is intended solely for the information and use of management, and others within the organization and is not intended to be, and should not be, used by anyone other than these specified parties.

Robert H. Garick, CPA, LLC